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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FoxHollow Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35166A 10 3 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06) 3340875-1

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John B. Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 1,460,480 (1) 6. Shared Voting Power 4,557,348 (2) 7. Sole Dispositive Power 1,460,480 (1) 8. Shared Dispositive Power 4,557,348 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,017,828 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 24.9%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 230,240 shares held by the John Bush Simpson Annuity Trust, 230,240 shares held by the Rita Lynn Simpson Annuity Trust, 500,000 shares held by the John Bush Simpson Annuity Trust II and 500,000 shares held by the Rita Lynn Simpson Annuity Trust II, all of which Dr. Simpson serves as the sole trustee. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.
(2)	Includes 3,795,995 shares held by the Simpson Family Trust, of which Dr. Simpson serves as a co-trustee, 204,733 shares held by Fox Hollow, a California Limited Partnership, of which Dr. Simpson serves as a co-general partner, 33,230 shares held by Dr. Simpson’s spouse and 523,390 shares held by the John David Simpson Trust II, a trust for the benefit of Dr. Simpson’s son, of which Dr. Simpson serves as a co-trustee. Dr. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of his individual pecuniary interest therein.

Page 2 of 8 pages

CUSIP No. 35166A 10 3

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

            John Bush Simpson & Rita Lynn Simpson, Trustees of the Simpson Family Trust U/D/T             Dated 1/12/90 (the “Simpson Family Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 3,795,995 6. Shared Voting Power 0 7. Sole Dispositive Power 3,795,995 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,995
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 15.7%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rita Lynn Simpson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 4,557,348 (3) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,557,348 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,557,348 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 18.8%
12.	Type of Reporting Person (See Instructions) IN

(3)	Includes 33,230 shares personally held by Ms. Simpson, 3,795,995 shares held by the Simpson Family Trust, of which Ms. Simpson serves as a co-trustee, 204,733 shares held by Fox Hollow, a California Limited Partnership, of which Ms. Simpson serves as a co-general partner and 523,390 shares held by the John David Simpson Trust II, a trust for the benefit of Ms. Simpson’s son, of which Ms. Simpson serves as a co-trustee. Ms. Simpson disclaims beneficial ownership of the aforementioned shares except to the extent of her individual pecuniary interest therein.

Page 4 of 8 pages

Item 1.	(a)	Name of Issuer

FoxHollow Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

740 Bay Road, Redwood City, CA 94063

Item 2.	(a)	Name of Person Filing

John B. Simpson The Simpson Family Trust Rita Lynn Simpson

	(b)	Address of Principal Business Office or, if none, Residence

c/o FoxHollow Technologies, Inc. 740 Bay Road Redwood City, CA 94063

	(c)	Citizenship

		John B. Simpson	United States of America
		The Simpson Family Trust	California
		Rita Lynn Simpson	United States of America

	(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

	(e)	CUSIP Number

35166A 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 5 of 8 pages

Item 4.	Ownership

(a) Amount beneficially owned:

John B. Simpson 6,017,828 (1) (2)

The Simpson Family Trust 3,795,995

Rita Lynn Simpson 4,557,348 (3)

(b) Percent of class:

John B. Simpson 24.9%

The Simpson Family Trust 15.7%

Rita Lynn Simpson 18.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

John B. Simpson 1,460,480 (1)

The Simpson Family Trust 3,795,995

Rita Lynn Simpson 0

(ii) Shared power to vote or to direct the vote:

John B. Simpson 4,557,348 (2)

The Simpson Family Trust 0

Rita Lynn Simpson 4,557,348 (3)

(iii) Sole power to dispose or to direct the disposition of:

John B. Simpson 1,460,480 (1)

The Simpson Family Trust 3,795,995

Rita Lynn Simpson 0

(iv) Shared power to dispose or to direct the disposition of:

John B. Simpson 4,557,348 (2)

The Simpson Family Trust 0

Rita Lynn Simpson 4,557,348 (3)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(l).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

JOHN B. SIMPSON

/S/ JOHN B. SIMPSON

JOHN BUSH SIMPSON & RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T DATED 1/12/90

/S/ JOHN B. SIMPSON
John B. Simpson, Trustee

/S/ RITA LYNN SIMPSON
Rita Lynn Simpson, Trustee

RITA LYNN SIMPSON

/S/ RITA LYNN SIMPSON

Page 7 of 8 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of FoxHollow Technologies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2006.

JOHN B. SIMPSON

/S/ JOHN B. SIMPSON

JOHN BUSH SIMPSON & RITA LYNN SIMPSON, TRUSTEES OF THE SIMPSON FAMILY TRUST U/D/T DATED 1/12/90

/S/ JOHN B. SIMPSON
John B. Simpson, Trustee

/S/ RITA LYNN SIMPSON
Rita Lynn Simpson, Trustee

RITA LYNN SIMPSON

/S/ RITA LYNN SIMPSON

Page 8 of 8 pages